2008 ANNUAL REPORT

THE QUIGLEY CORPORATION

THE QUIGLEY CORPORATION

The Quigley Corporation (NASDAQ: QGLY) is a Natural Health Medical Science Company that manufactures and markets over-the-counter consumer cold remedy brands, and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.

The Company's approach to product development and marketing is to integrate nature and science to improve human health.

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies.

Quigley Manufacturing Inc., manufactures COLD-EEZE and performs other contract manufacturing operations for non-related entities.

Quigley Pharma is a subsidiary involved in the research of various naturally-derived patented compounds with the goal of developing them into ethical pharmaceutical drugs.

Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

LETTER *to the* STOCKHOLDERS

DEAR FELLOW STOCKHOLDERS:

Since its inception, The Quigley Corporation has worked towards the objective of being a diversified Natural Health Life Science Company that develops and markets over-the-counter (OTC) health products, naturally derived ethical pharmaceutical products and nutraceuticals.

The Quigley Corporation is in a unique position as an OTC product marketing company with a Pharmaceutical R&D subsidiary.

The Quigley Corporation has financed its Pharma Research and Development activity through earnings from its COLD-EEZE® family of products. The goal has been to generate future stockholder value without dilution by self-financing our Pharma Research and Development. This self-funding has enabled us to build a significant pipeline of potential drugs and dietary supplements, both patented and potentially patentable, while continuing to market a category-leading Homeopathic Cold Remedy product in the OTC marketplace. We believe that our steady long-term approach to growth is a business development model that has the potential to yield results for its stockholders.

QUIGLEY PHARMA

In total, we invested $4.2 million in R&D for pharmaceutical research in 2008.

During 2008, Quigley Pharma finished the clinical research phase of a phase II b multi-centered research study for its QR-333 compound effect on patients suffering with diabetic peripheral neuropathy.

We continue to further develop our Avian anti-viral compound QR-448(a) by completing studies in Infectious Bronchitis Virus (IBV) while continuing to review with the pharmaceutical industry animal drug divisions for the development of this broad spectrum anti-viral compound.

We continue to evaluate opportunities for our patented oral radiation compound as well as other intellectual property insofar as we are in the financial position to advance those development programs.

The Quigley Corporation plans to continue to seek value opportunities for the intellectual property developed by its subsidiary, Quigley Pharma.

The COLD-EEZE® Brand

COLD-EEZE is the homeopathic cornerstone of The Quigley Corporation and the pioneering natural cold remedy product which is a market leader.

COLD-EEZE saw a reduction in its segment revenue contribution in 2008. The entire cough/cold category was challenged by reduced consumer spending and reported low incidence of respiratory illness.

In 2008, The Quigley Corporation expanded the brand with the launch of its patented new KIDS-EEZE® soft chew chest relief OTC expectorant, providing a safe alternative to multi-symptom children's cold products that could potentially lead to overmedication. KIDS-EEZE treats children's chest congestion with Guaifenesin, an expectorant that helps thin and loosen phlegm, or mucus, so that children can easily expel it from their lungs, relieving painful chest congestion and making coughs more productive.

Other 2008 Events

The Quigley Corporation streamlined the structure of the Company in 2008 with the sale of its wholly-owned subsidiary, Darius International Inc., a direct selling organization that constituted the Company's Health and Wellness segment which had become unprofitable. Divesting Darius was a significant initiative that reflects The Quigley Corporation's efforts to focus on expanding its position in OTC product marketing and pharmaceutical research and development.

I would like to recognize the contributions made to the Company by George J. Longo who retired in September 2008 after having served as CFO and a Director of the Company since 1997. Following Mr. Longo's retirement, Gerard M. Gleeson was appointed to the position of Chief Financial Officer and Director. Mr. Gleeson joined the Company in 1998 and has served as Corporate Controller since 2004.

Finally, on behalf of the Board of Directors and management of our Company, I wish to personally thank our stockholders for their continued support. We are grateful for the dedication of our employees, vendors and the continued patronage of our customers. We look forward to sharing our future successes with you.

Sincerely,

Guy J. Quigley
Chairman and Chief Executive Officer

Financial Statements

Table of Contents

OVERVIEW

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy and Contract Manufacturing segments. The Company is also involved in the research and development of potential natural base health products, including, but not limited to, prescription medicines along with supplements and cosmeceuticals for human and veterinary use, which comprise the Ethical Pharmaceutical segment.

The Company's primary business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE is an established product in the health care and cold remedy market.

Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE lozenge product. This Contract Manufacturing segment, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE products. In addition, QMI, which is an FDA approved facility, has produced a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities. On February 2, 2009, the Company announced its intention to close the Elizabethtown location of QMI and discontinue the hard candy business resulting in the consolidation of manufacturing operations at the Lebanon location. This consolidation will have no impact on the production or distribution of the COLD-EEZE brand of cold remedy products.

The Company's Cold Remedy segment reported a sales decrease in 2008 compared to 2007. This decrease may be attributable to continued customer review of inventory levels and product mix particularly in light of current market and economic conditions including higher than normal product returns. The cough/cold segment has been adversely affected in the past two cold seasons by the least incidence of colds by consumers in the last several years. The 2008 sales activity reflects the market wide decrease in cold remedy product consumption as supported by recent Information Resources Inc. ("IRI") data, which was consistent throughout 2008. COLD-EEZE continues to compete with new products entering the category despite many of these products being without any evidence of clinical effectiveness, unlike COLD-EEZE which has been clinically proven to treat the common cold.

In 2008, the margin of the Cold Remedy segment was adversely affected as a result of decreased sales and higher than normal product returns along with product obsolescence costs. The consolidated margin was also impacted by reduced production at the manufacturing facilities resulting in a negative impact to margin. The 2008 margin was supported as a result of the discontinuation in May 2007 of royalty costs associated with the developer of COLD-EEZE along with a price increase of COLD-EEZE to the trade in July 2007. In 2008, the Company recognized an impairment charge of $300,000 due to adverse profit margins related to the hard candy business of QMI with such expense reflected in cost of sales. In February 2009, the Company announced plans to discontinue its hard candy business resulting in the closure of the Elizabethtown, Pennsylvania, manufacturing location in 2009 and consolidate its manufacturing capabilities to one location in order to improve manufacturing efficiencies. The facility located in Lebanon, Pennsylvania, currently manufactures the COLD-EEZE lozenge product and will continue to do so along with warehousing and distributing the Company's range of cold remedy products.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing potential natural base health products, including, but not limited to, prescription medicines along with supplements and cosmeceuticals for human and veterinary use. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products. The Company continues to invest significantly with ongoing research and development activities of this segment.

On February 29, 2008, the Company sold Darius International Inc. ("Darius") to InnerLight Holdings, Inc., whose major stockholder is Mr. Kevin P. Brogan, the current president of Darius. The terms of the agreement included a cash purchase price of $1,000,000 by InnerLight Holdings, Inc., for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications. Darius, through its wholly-owned subsidiary, Innerlight Inc., constituted the Health and Wellness segment of the Company. The divestiture of Darius will provide clarity to the Company's strategic plan to focus its future endeavors in a pharmaceutical entity with OTC products and a pipeline of potential formulations that may lead to prescription and other medicinal products. The sale of this Health and Wellness segment has been treated as discontinued operations and all periods presented have been reclassified.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs and other medicinal products in order to continue to compete on a national and international level. The business development of the Company is dependent on continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard has not had a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* including an amendment of FASB No. 115 ("FAS 159"). The Statement permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for the Company beginning January 1, 2008. The adoption of this standard has not had a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standard No.160, "*Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*" ("FAS 160"). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, "*Business Combinations,*" ("SFAS 141R") which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of this standard will not have any impact on the Company's consolidated financial position, results of operations or cash flows.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company is organized into three different but related business segments, Cold Remedy, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive promotion costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to that specific segment. Traditionally, these provisions are not material to net income in the Contract Manufacturing segment. The Ethical Pharmaceutical segment does not have any revenues.

The primary product in the Cold Remedy segment, COLD-EEZE®, has been clinically proven in two double-blind studies to reduce the severity and duration of common cold symptoms. Accordingly, factors considered in estimating the appropriate sales returns and allowances for this product include it being: a unique product with limited competitors; competitively priced; promoted; unaffected for remaining shelf life as there is no expiration date; monitored for inventory levels at major customers and third-party consumption data, such as IRI.

At December 31, 2008 and 2007 the Company included reductions to accounts receivable for sales returns and allowances of $1,427,000 and $296,000, respectively, and cash discounts of $150,000 and $169,000, respectively. Additionally, current liabilities at December 31, 2008 and 2007 include $1,058,962 and $1,137,650, respectively for cooperative incentive promotion costs.

The roll-forward of the sales returns and allowance reserve ending at December 31 is as follows:

ACCOUNT – SALES RETURNS & ALLOWANCES	2008	2007
Beginning balance	$ 295,606	$ 473,176
Provision made for future charges relative to sales for each period presented	2,354,346	1,104,161
Current provision related to discontinuation of COLD-EEZE® nasal spray	–	–
Actual returns & allowances recorded in the current period presented	(1,222,907)	(1,281,731)
Ending balance	$ 1,427,045	$ 295,606

The increase in the 2008 provision was principally due to non-routine returns of obsolete product and product mix realignment by certain of our customers. Also, the Company applies specific limits on product returns from customers, and evaluates return requests from customers relative to the Cold Remedy segment.

Management believes there are no material charges to net income in the current period, related to sales from a prior period.

REVENUE

Provisions to reserves to reduce revenues for cold remedy products that do not have an expiration date, include the use of estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an effective applicable rate, which is tested on an annual basis and reviewed quarterly to ascertain the most applicable effective rate. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions relative to net sales for the period presented are also performed.

A one percent deviation for these consolidated reserve provisions for the years ended December 31, 2008, 2007 and 2006 would affect net sales by approximately $276,000, $348,000 and $318,000, respectively. A one percent deviation for cooperative incentive promotions reserve provisions for the years ended December 31, 2008, 2007 and 2006 could affect net sales by approximately $252,000, $323,000 and $298,000, respectively.

INCOME TAXES

The Company has recorded a valuation allowance against its net deferred tax assets. Management believes that this allowance is required due to the uncertainty of realizing these tax benefits in the future. The uncertainty arises because the Company may incur substantial research and development costs in its Ethical Pharmaceutical segment.

Results of Operations

Year ended December 31, 2008 compared with same period 2007

Net sales for 2008 were $20,506,612 compared to $28,241,502 for 2007, reflecting a decrease of $7,734,890 or 27.4% in 2008. Revenues, by segment, for 2008 were Cold Remedy, $18,185,510 and Contract Manufacturing, $2,321,102; as compared to 2007, when the revenues for each respective segment were $25,730,016 and $2,511,486.

The Cold Remedy segment reported a sales decrease in 2008 of $7,544,506 or 29.3%. This decrease may be attributable to continued customer review of inventory levels and product mix particularly in light of current market and economic conditions including higher than normal product returns. The cough/cold segment has been adversely affected in the past two cold seasons by the least incidence of colds by consumers in the last several years. The 2008 sales activity reflects the market wide decrease in cold remedy product consumption as supported by recent IRI data, which was consistent throughout 2008. COLD-EEZE® continues to compete with new products entering the category despite many of these products being without any evidence of clinical effectiveness, unlike COLD-EEZE which has been clinically proven to treat the common cold.

The Company is continuing to strongly support COLD-EEZE as a clinically proven cold remedy product through in-store promotion, media advertising and coupon programs.

The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2008 decreased by $190,384 or 7.6%.

Consolidated cost of sales from continuing operations for 2008 as a percentage of net sales was 44.3%, compared to 34.3% for 2007. The cost of sales percentage for the Cold Remedy segment increased in 2008 by 5.4% primarily due to higher than normal product returns along with product obsolescence costs in 2008, with these two items increasing 2008 cold remedy costs of sales by 6.4% over 2007. The 2007 cost of sales also reflects a royalty charge which amounted to 1.2% of sales with no such expense in 2008 due to the expiration of the royalty agreement.

The 2008 gross margin was reduced due to decreased cold remedy product sales along with increased returns and costs of product obsolescence. The 2008 margin was also impacted by reduced production in the Contract Manufacturing segment. In 2008, the Company recognized an impairment charge of $300,000 due to adverse profit margins related to the hard candy business of QMI with such expense reflected in cost of sales. In February 2009, the Company announced plans to discontinue its hard candy business resulting in the closure of the Elizabethtown, Pennsylvania, manufacturing location in 2009 and consolidate its manufacturing capabilities to one location in order to improve manufacturing efficiencies. The facility located in Lebanon, Pennsylvania, currently manufactures the COLD-EEZE lozenge product and will continue to do so along with warehousing and distributing the Company's range of cold remedy products.

Selling, marketing and administrative expenses for 2008 were $13,901,159 compared to $14,621,612 in 2007. The decrease in 2008 was primarily due to increased outside advertising, marketing and promotional costs of $1,548,937, primarily due to increased media advertising; decreased sales brokerage commission costs of $252,000 due to less 2008 cold remedy sales; payroll costs decreased by $1,100,000, mainly due to decreased 2008 general payroll and bonus costs; legal costs decreased by $455,000 and stock promotion decreased by $173,000. Selling, marketing and administrative expenses, by segment, in 2008 were Cold Remedy, $11,662,725; Pharma, $718,076; and Contract Manufacturing, $1,520,358; as compared to expenses in 2007 of $12,387,758, $602,409 and $1,631,445, respectively.

Research and development costs for 2008 and 2007 were $4,241,724 and $6,482,485, respectively. Principally, the decrease in research and development expenditure was the result of decreased Pharma study costs of approximately $2,200,000 in 2008.

During 2008, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $12,412,984 (68.4%) of the total operating expenses of $18,142,883, a decrease of 3.0% over the 2007 amount of $12,790,768 (60.6%) of total operating expenses of $21,104,097, largely the result of increased advertising and promotion, decreased brokers commission, decreased legal costs and decreased payroll costs in 2008.

Total assets of the Company at December 31, 2008 and 2007 were $24,368,631 and $33,501,921, respectively. Working capital decreased by $4,505,948 to $14,071,676 at December 31, 2008. The primary influences on working capital during 2008 were: the decrease in cash balances; decreased accounts receivable balances; decreased inventory on hand; decreased other liabilities and decreased advertising payable balances due to variations in advertising scheduling and strategies between years and related seasonal factors.

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc. Darius, through its wholly-owned subsidiary, Innerlight Inc., constituted the Health and Wellness segment of the Company. The divestiture of Darius will provide clarity to the Company's strategic plan to focus its future endeavors in a pharmaceutical entity with OTC products and a pipeline of potential formulations that may lead to prescription and other medicinal products. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

Year ended December 31, 2007 compared with same period 2006

Net sales for 2007 were $28,241,502 compared to $26,850,030 for 2006, reflecting an increase of 5.2% in 2007. Revenues, by segment, for 2007 were Cold Remedy, $25,730,016 and Contract Manufacturing, $2,511,486; as compared to 2006, when the revenues for each respective segment were $24,815,851 and $2,034,179.

The Cold Remedy segment reported a sales increase in 2007 of $914,165 or 3.7%. This increase reflects the launch of the Organix™ and Immune products in the third quarter 2007, contributing combined net sales of $2,017,316. Additionally, the COLD-EEZE® price increase to the trade on July 1, 2007 contributed additional net sales amount of approximately $2,250,000. The 2007 sales activity indicates reduced unit sales of COLD-EEZE to retail which is reflective of IRI reports indicating a substantial decrease in unit consumption of COLD-EEZE in 2007, both in the fourth quarter and over the twelve month period. Available IRI reports indicate that the 2007 cough/cold season had the lowest reported incidence of the common cold in over eight years, a factor which had consequences across the cough/cold category. Revenues of this segment were also negatively impacted by the reduction in warehouse and retail inventory levels of several key retail outlets. New competitor products continue to enter into the retail arena and vie for visibility in an already congested category. Unlike COLD-EEZE®, which is clinically proven to treat the common cold, many of these new products are without any evidence of clinical effectiveness. The Company is continuing to strongly support COLD-EEZE as a clinically proven cold remedy product through in-store promotion, media advertising and the introduction of new flavors.

The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2007 increased by $477,307 or 23.5%.

Cost of sales from continuing operations for 2007 as a percentage of net sales was 34.3%, compared to 34.7% for 2006. The cost of sales percentage for the Cold Remedy segment decreased in 2007 by 1.6% primarily due to the impact of the discontinuation of the Company's royalty obligations to the developers in May 2007, a favorable effect of 3.4% in 2007; the launch of the two new products and the impact of the COLD-EEZE price increase resulted in a combined increase in cost of 0.7% and the adverse impact of the coupon programs on cost of goods was 1.4%.

The 2007 and 2006 consolidated cost of sales were both favorably impacted as a result of the consolidation effects of the manufacturing facility as it relates to COLD-EEZE. These gross profit gains of the Cold Remedy segment were mitigated by substantially lower gross profit margins for the Contract Manufacturing segment, which is significantly lower than the other operating segments.

Selling, marketing and administrative expenses for 2007 were $14,621,612 compared to $14,921,437 in 2006. The decrease in 2007 was primarily due to decreased outside advertising product marketing and promotional costs of $2,054,000, primarily due to a reduction in media advertising with a change to various coupon programs, the costs of which are accounted for as a reduction from sales. Sales brokerage commission costs increased by $275,000 due to increased 2007 cold remedy sales; payroll costs increased by $1,157,000, mainly due to increased 2007 bonuses; legal costs increased by $127,000; insurance costs decreased by $419,000; stock promotion increased by $184,000. Selling, marketing and administrative expenses, by segment, in 2007 were Cold Remedy, $12,387,758; Pharma, $602,409; and Contract Manufacturing, $1,631,445; as compared to 2006 of $12,605,400, $743,465 and $1,572,572, respectively.

Research and development costs for 2007 and 2006 were $6,482,485 and $3,787,498, respectively. Principally, the increase in research and development expenditure was the result of increased Pharma study costs of approximately $2,772,000 in 2007.

During 2007, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $12,790,768 (60.6%) of the total operating expenses of $21,104,097, a decrease of 2.0% over the 2006 amount of $13,054,170 (69.8%) of total operating expenses of $18,708,935, largely the result of decreased advertising, increased brokers commission and increased payroll costs in 2007.

Total assets of the Company at December 31, 2007 and 2006 were $33,501,921 and $34,845,034, respectively. Working capital decreased by $1,963,649 to $18,577,624 at December 31, 2007. The primary influences on working capital during 2007 were: the decrease in cash balances; increased inventory on hand; increased accrued royalties and sales commissions as a result of litigation between the Company and the developer of COLD-EEZE®; increased other liabilities and decreased advertising payable balances due to variations in advertising scheduling and strategies between years and related seasonal factors.

MATERIAL COMMITMENTS AND SIGNIFICANT AGREEMENTS

Effective October 1, 2004, the Company acquired certain assets and assumed certain liabilities of JoEl, Inc., the sole manufacturer of the COLD-EEZE lozenge product. As part of the acquisition, the Company entered into a loan obligation in the amount of $3.0 million payable to PNC Bank, N.A. The loan was collateralized by mortgages on real property located in each of Lebanon, Pennsylvania and Elizabethtown, Pennsylvania and was used to finance the majority of the cash portion of the purchase price. The Company could elect interest rate options of either the Prime Rate or LIBOR plus 200 basis points. The loan was payable in eighty-four equal monthly principal payments of $35,714 commencing November 1, 2004, and such amounts payable were reflected in the consolidated balance sheet as current portion of long-term debt amounting to $428,571 and long-term debt amounting to $1,035,715 at December 31, 2005. The loan was completely repaid in 2006. During the duration of the loan, the Company was in compliance with all related loan covenants.

With the exception of the Company's COLD-EEZE brand lozenge products and QMI's sales to third party customers, the Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which expired in May 2007. However, the Company and the developer are in litigation and as such, no potential offset for these fees from such litigation has been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers of the Company, who are also directors and stockholders of the Company, and whose agreements expired in May 2005. The expenses for the respective periods relating to such agreements amounted to zero, $293,266 and $1,153,354 for the year ended December 31, 2008, 2007 and 2006, respectively. Amounts accrued for these expenses at December 31, 2008 and 2007 were $3,524,031 on both dates.

On February 24, 2009, The Quigley Corporation announced that it had signed a license with assignment of ownership agreement for its patented formulation QR-340 developed by its wholly-owned subsidiary, Pharma. The compound has been clinically tested and shown to improve the appearance of scars in a comparative study. The Agreement is with Levlad, LLC/Natures Gate, a manufacturer and marketer of personal care products based on botanicals.

The general terms of the agreement allow the assignee to further refine, develop and commercialize the product with exclusivity and eventual full ownership of the patent within five years, beginning January 2009. The agreement is based on required royalty payments totaling $1.1 million to The Quigley Corporation over the time period. Under the terms of the agreement, if the minimum payments and terms are not met within the five year period, the Company retains full rights and ownership of the property. However, Levlad can continue to pay per unit royalties beyond five years for a non-exclusive license.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2008, 2007 and 2006, of $53,200, $68,436 and $60,735, respectively. The future minimum lease obligations under these operating leases are approximately $19,400.

Liquidity and Capital Resources

The Company had working capital of $14,071,676 and $18,577,624 at December 31, 2008 and 2007, respectively. Changes in working capital overall have been primarily due to the following items: cash balances decreased by $3,176,750; account receivable balances, net, decreased by $2,125,019 due to decreased cold remedy sales and effective collection practices; inventory decreased by $1,134,510 primarily due to reduced cold remedy sales and obsolescence provisions; other current liabilities decreased by $1,739,074 primarily due to reduced payroll, legal and research and development accruals; accrued royalties and sales commissions decreased by $67,768 largely due to decreased cold remedy sales. Total cash balances at December 31, 2008 were $11,956,796 compared to $15,133,546 at December 31, 2007.

Management believes that its strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, adequate manufacturing capacity, together with its current working capital, should provide an internal source of capital to fund the Company's normal business operations. The operations of the Company contribute to the current research and development expenditures of the Ethical Pharmaceutical segment. In addition to the funding from operations, the Company may in the short and long term raise capital through the issuance of equity securities or secure other financing resources to support such research. As research progresses on certain formulations, expenditures of the Pharma segment will require substantial financial support and would necessitate the consideration of other approaches such as licensing or partnership arrangements that meet the Company's long-term goals and objectives. Ultimately, should internal working capital or internal funding be insufficient, there is no guarantee that other financing resources will become available, thereby deferring future growth and development of certain formulations.

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc., whose major stockholder is Mr. Kevin P. Brogan, the current president of Darius. The terms of the agreement include a cash purchase price of $1,000,000 by InnerLight Holdings, Inc. for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications. Darius markets health and wellness products through its wholly-owned subsidiary, Innerlight Inc., which constituted the Health and Wellness segment of the Company. Losses from this segment in recent times have reduced the resources available for the research and development activities of the Pharma segment. Additionally, the divestiture of Darius will provide clarity to the Company's strategic plan to focus its future endeavors in a pharmaceutical entity with OTC products and a pipeline of potential formulations that may lead to prescription and other medicinal products. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations, along with its current cash balances, will be sufficient to finance working capital and capital expenditure requirements for at least the next year.

CONTRACTUAL OBLIGATIONS

The Company's future contractual obligations and commitments at December 31, 2008 consist of the following:

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Operating Lease Obligations	$ 19,406	$ 19,406	$ –	$ –	$ –
Purchase Obligations	3,347,000	1,355,000	1,992,000	–	–
Research and Development	442,000	442,000	–	–	–
Advertising	1,920,173	1,920,173	–	–	–
Total Contractual Obligations	$ 5,728,579	$ 3,736,579	$ 1,992,000	$ –	$ –

OFF-BALANCE SHEET ARRANGEMENTS

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

IMPACT OF INFLATION

The Company is subject to normal inflationary trends and anticipates that any increased costs would be passed on to its customers.

Quantitative And Qualitative Disclosures About Market Risk

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest-earning marketable securities.

Current economic conditions may cause a decline in business and consumer spending which could adversely affect the Company's business and financial performance including the collection of accounts receivables, realization of inventory and recoverability of assets. In addition, the Company's business and financial performance may be adversely affected by current and future economic conditions, including due to a reduction in the availability of credit, financial market volatility and recession.

Forward-Looking Statements

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's products, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

Certain Risk Factors

The Quigley Corporation makes no representation that the United States Food and Drug Administration ("FDA") or any other regulatory agency will grant an Investigational New Drug ("IND") or take any other action to allow its formulations to be studied or/and for any granted IND to be marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the FDA. Additionally, data that demonstrates activity or effectiveness in animals or in vitro tests do not necessarily mean such formula test compound, referenced herein, will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission ("SEC").

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

GUY J. QUIGLEY
Chairman of the Board
(President, Chief Executive Officer)
March 9, 2009

GERARD M. GLEESON
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 9, 2009

Registered Public Accounting Firm

To the Board of Directors
Stockholders of The Quigley Corporation

We have audited the accompanying consolidated balance sheets of The Quigley Corporation as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited The Quigley Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Quigley Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Quigley Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, The Quigley Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

AMPER POLITZINER & MATTIA LLP

Edison, New Jersey
March 9, 2009

PROCEDURES

As of December 31, 2008, the Company carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

Our chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on our internal controls over financial reporting can be found with the attached financial statements. The Independent Registered Public Accounting Firm's attestation report on our internal control over financial reporting can also be found with the attached financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective as of December 31, 2008. Our internal control over financial reporting has been audited by Amper, Politziner & Mattia, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

CONSOLIDATED

BALANCE SHEETS

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 11,956,796	$ 15,133,546
Accounts receivable		
(net of doubtful accounts of $131,162 and $178,144)	4,523,519	6,648,538
Inventory	3,001,001	4,135,511
Prepaid expenses and other current assets	1,185,113	810,106
Assets of discontinued operations	–	2,107,589
TOTAL CURRENT ASSETS	20,666,429	28,835,290
PROPERTY, PLANT AND EQUIPMENT – net	3,666,748	4,337,540
OTHER ASSETS		
Other assets	35,454	280,654
Assets of discontinued operations	–	48,437
TOTAL OTHER ASSETS	35,454	329,091
TOTAL ASSETS	$ 24,368,631	$ 33,501,921
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 693,839	$ 454,963
Accrued royalties and sales commissions	3,791,519	3,859,287
Accrued advertising	1,306,341	1,369,759
Other current liabilities	803,054	2,542,128
Liabilities of discontinued operations	–	2,031,529
TOTAL CURRENT LIABILITIES	6,594,753	10,257,666
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000;		
Issued: 17,554,436 and 17,499,186 shares	8,777	8,750
Additional paid-in-capital	37,599,405	37,535,523
Retained earnings	5,353,855	10,888,141
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	17,773,878	23,244,255
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,368,631	$ 33,501,921

See accompanying notes to consolidated financial statements

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006
NET SALES	$ 20,506,612	$ 28,241,502	$ 26,850,030
COST OF SALES	9,093,593	9,685,361	9,305,132
GROSS PROFIT	11,413,019	18,556,141	17,544,898
OPERATING EXPENSES:			
Sales and marketing	5,958,031	4,994,947	6,812,630
Administration	7,943,128	9,626,665	8,108,807
Research and development	4,241,724	6,482,485	3,787,498
TOTAL OPERATING EXPENSES	18,142,883	21,104,097	18,708,935
LOSS FROM OPERATIONS	(6,729,864)	(2,547,956)	(1,164,037)
OTHER INCOME (EXPENSE):			
Interest income	320,062	691,684	726,627
Interest expense	–	–	(21,644)
TOTAL OTHER INCOME, NET	320,062	691,684	704,983
LOSS FROM CONTINUING OPERATIONS BEFORE TAXES	(6,409,802)	(1,856,272)	(459,054)
INCOME TAXES	–	–	88,599
LOSS FROM CONTINUING OPERATIONS	(6,409,802)	(1,856,272)	(547,653)
DISCONTINUED OPERATIONS:			
Gain on disposal of health and wellness operations	736,252	–	–
Income (Loss) from discontinued operations	139,264	(602,065)	(1,200,692)
NET LOSS	$ (5,534,286)	$ (2,458,337)	$ (1,748,345)
(Loss) Earnings per common share:			
Loss from continuing operations	$ (0.50)	$ (0.14)	$ (0.04)
Income (Loss) from discontinued operations	$ 0.07	$ (0.05)	$ (0.10)
Net Loss	$ (0.43)	$ (0.19)	$ (0.14)
Diluted earnings per common share:			
Loss from continuing operations	$ (0.50)	$ (0.14)	$ (0.04)
Income (Loss) from discontinued operations	$ 0.07	$ (0.05)	$ (0.10)
Net Loss	$ (0.43)	$ (0.19)	$ (0.14)
Weighted average common shares outstanding:			
Basic	12,877,983	12,728,706	12,245,073
Diluted	12,877,983	12,728,706	12,245,073

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS' EQUITY

	COMMON STOCK SHARES	ISSUED AMOUNT	ADDITIONAL PAID-IN-CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
BALANCE DECEMBER 31, 2005	11,714,471	$8,180	$35,404,803	$(25,188,159)	$15,094,823	$25,319,647
Tax benefits from options, warrants & common stock			2,484,330			2,484,330
Tax benefit allowance			(2,484,330)			(2,484,330)
Proceeds from options and warrants exercised	1,011,155	505	1,957,630			1,958,135
Stock cancellation	(40,993)	(20)	20			–
Net loss					(1,748,345)	(1,748,345)
BALANCE DECEMBER 31, 2006	12,684,633	8,665	37,362,453	(25,188,159)	13,346,478	25,529,437
Tax benefits from options, warrants & common stock			153,631			153,631
Tax benefit allowance			(153,631)			(153,631)
Proceeds from options and warrants exercised	168,500	85	173,070			173,155
Net loss					(2,458,337)	(2,458,337)
BALANCE DECEMBER 31, 2007	12,853,133	8,750	37,535,523	(25,188,159)	10,888,141	23,244,255
Tax benefits from options, warrants & common stock			67,717			67,717
Tax benefit allowance			(67,717)			(67,717)
Proceeds from options exercised	55,250	27	63,882			63,909
Net loss					(5,534,286)	(5,534,286)
BALANCE DECEMBER 31, 2008	12,908,383	$8,777	$37,599,405	$(25,188,159)	$ 5,353,855	$17,773,878

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006
OPERATING ACTIVITIES:			
Net loss	$ (5,534,286)	$ (2,458,337)	$ (1,748,345)
Adjustments to reconcile net loss to net cash provided by continuing operations:			
Loss on asset impairment	100,000	–	–
Depreciation and amortization	743,670	937,852	1,145,792
Loss on the sales of fixed assets	10,188	–	–
Bad debts provision	(403)	8,647	(14,901)
(Increase) decrease in assets:			
Accounts receivable	2,125,436	(139,741)	1,282,751
Inventory	1,134,510	(781,098)	(88,188)
Prepaid expenses and other current assets	(375,007)	7,504	333,268
Other assets	245,200	(97,766)	(72,031)
Increase (decrease) in liabilities:			
Accounts payable	238,876	(206,992)	120,415
Accrued royalties and sales commissions	(67,768)	342,788	494,548
Accrued advertising	(63,418)	(770,498)	(710,155)
Other current liabilities	(1,739,074)	1,288,253	(232,906)
Total adjustments	2,352,210	588,949	2,258,593
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(3,182,076)	(1,869,388)	510,248
INVESTING ACTIVITIES:			
Capital expenditures	(199,764)	(521,287)	(587,642)
Proceeds from the sale of fixed assets	16,697	–	118,276
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(183,067)	(521,287)	(469,366)
FINANCING ACTIVITIES:			
Principal payments on debt	–	–	(1,464,286)
Stock options and warrants exercised	63,909	173,155	1,958,135
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	63,909	173,155	493,849
DISCONTINUED OPERATIONS:			
(Gain) Loss from discontinued operations	(875,516)	1,060,447	(628,000)
Proceeds from sale of discontinued operations	1,000,000	–	–
NET CASH FLOWS PROVIDED (USED) BY DISCONTINUED OPERATIONS	124,484	1,060,447	(628,000)
NET DECREASE IN CASH & CASH EQUIVALENTS	(3,176,750)	(1,157,073)	(93,269)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	15,133,546	16,290,619	16,383,888
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 11,956,796	$ 15,133,546	$ 16,290,619
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ –	$ –	$ 21,644
Taxes	$ –	$ –	$ 88,599

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription and other medicinal products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE is now an established product in the health care and cold remedy market.

Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE products. In addition, QMI produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities. On February 2, 2009, the Company announced its intention to close the Elizabethtown location of Quigley Manufacturing Inc., and discontinue the hard candy business resulting in the consolidation of manufacturing operations at the Lebanon location. This consolidation will have no impact on the production or distribution of the COLD-EEZE brand of cold remedy products.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of research and development of potential natural base health products, including, but not limited to, prescription medicines along with supplements and cosmeceuticals for human and veterinary use. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products.

On February 29, 2008, the Company sold Darius International Inc. ("Darius") to InnerLight Holdings, Inc., whose major stockholder is Mr. Kevin P. Brogan, the then president of Darius. Darius marketed health and wellness products through its wholly-owned subsidiary, Innerlight Inc. that constituted the Health and Wellness segment of the Company. The terms of the sale agreement included a cash purchase price of $1,000,000 by InnerLight Holdings, Inc. for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications. Financial information related to this former segment is presented as Discontinued Operations. See discussion in Note 3 to Consolidated Financial Statements.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs and other medicinal products in order to continue to compete on a national and international level. The business development of the Company is dependent on continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE® is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. Effective March 31, 2004, the financial statements include consolidated variable interest entities ("VIEs") of which the Company is the primary beneficiary. (See discussion in Note 4, "Variable Interest Entity.")

Use of Estimates

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United Sates of America. In connection with the preparation of the consolidated financial statements, the Company is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. Management reviews the accounting policies, assumptions, estimates and judgments on a quarterly basis to ensure the financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from these assumptions and estimates, and such differences could be material.

The Company is organized into three different but related business segments, Cold Remedy, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive program costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to each specific segment. Traditionally, these provisions are not material to reported revenues in the Contract Manufacturing segments and the Ethical Pharmaceutical segment does not have any revenues.

Provisions to these reserves within the Cold Remedy segment include the use of such estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an applicable effective rate. Estimates for sales returns are tracked at the specific customer level and are tested on an annual historical basis, and reviewed quarterly, as is the estimate for cooperative incentive promotion costs. Cash discounts follow the terms of sales and are taken by virtually all customers. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions for any future returns or allowances, cash discounts and cooperative incentive promotion costs relative to net sales for the period presented are also performed.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

INVENTORIES

Inventory is valued at the lower of cost, determined on a first-in, first-out basis (FIFO), or market. Inventory items are analyzed to determine cost and the market value and appropriate valuation reserves are established. The consolidated financial statements include a reserve for excess or obsolete inventory of $1,200,803 and $368,491 as of December 31, 2008 and 2007, respectively. Inventories included raw material, work in progress and packaging amounts of approximately $975,000 and $1,197,000 at December 31, 2008 and December 31, 2007, respectively, with the remainder comprising finished goods.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty to thirty-nine years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with several major financial institutions. Due to the nature of the funds maintained by the Company, all fund balances are completely guaranteed due to the Temporary Guarantee Program for Money Market Funds and the unlimited FDIC coverage available to non-interest bearing transaction accounts. The Company will continue to monitor these programs as they contain future expiry dates and to limit the amount of credit exposure with any one financial institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 48% for the year ended December 31, 2008, 49% for the year ended December 31, 2007, and 47% for the year ended December 31, 2006. Customers comprising the five largest accounts receivable balances represented 55% and 40% of total trade receivable balances at December 31, 2008 and 2007, respectively. During 2008, 2007 and 2006, effectively all of the Company's revenues were related to domestic markets.

The Company's revenues are currently generated from the sale of the Cold Remedy products which approximated 89%, 91% and 92% of total revenues in the twelve month periods ended December 31, 2008, 2007 and 2006, respectively. The Contract Manufacturing segment approximated 11%, 9% and 8% for the year ended December 31, 2008, 2007 and 2006, respectively.

Raw materials used in the production of the products are available from numerous sources. Raw materials for the COLD-EEZE® lozenge product are currently procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply QMI with the ingredients, other sources have been identified. Should these product sources terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future undiscounted cash flows. In 2008, the Company recognized an impairment charge of $300,000 due to adverse profit margins related to the hard candy business of QMI with such expense reflected in cost of sales.

REVENUE RECOGNITION

Sales are recognized at the time ownership is transferred to the customer, which for the Cold Remedy segment is the time the shipment is received by the customer and for the Contract Manufacturing segment, when the product is shipped to the customer. Revenue is reduced for trade promotions, estimated sales returns, cash discounts and other allowances in the same period as the related sales are recorded. The Company makes estimates of potential future product returns and other allowances related to current period revenue. The Company analyzes historical returns, current trends, and changes in customer and consumer demand when evaluating the adequacy of the sales returns and other allowances. The consolidated financial statements include reserves of $1,427,045 for future sales returns and $280,973 for other allowances as of December 31, 2008 and $295,606 and $347,103 at December 31, 2007, respectively. The reserves also include an estimate of the uncollectability of accounts receivable resulting in a reserve of $131,162 at December 31, 2008 and $178,144 at December 31, 2007.

COST OF SALES

For the Cold Remedy segment, in accordance with contract terms, payments calculated based upon net sales collected to the patent holder of the COLD-EEZE® formulation and payments to the corporation founders (this agreement terminated in 2005) and developers of the final saleable COLD-EEZE product (this agreement terminated in 2007) amounting to zero, $293,266 and $1,153,354, respectively, at December 31, 2008, 2007 and 2006 are presented in the financial statements as cost of sales.

OPERATING EXPENSES

Agreements relating to the Cold Remedy segment with a major national sales brokerage firm are for this firm to sell the manufactured COLD-EEZE product to our customers. Such related costs are presented in the financial statements as selling expenses.

SHIPPING AND HANDLING

Product sales relating to the Cold Remedy and Contract Manufacturing segments carry shipping and handling charges to the purchaser, included as part of the invoiced price, which is classified as revenue. In all cases costs related to this revenue are recorded in cost of sales.

STOCK COMPENSATION

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date the Company became publicly traded. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

No stock options were granted to employees and non-employees in 2008, 2007 and 2006, respectively.

ADVERTISING AND INCENTIVE PROMOTIONS

Advertising and incentive promotion costs are expensed within the period in which they are utilized. Advertising and incentive promotion expense is comprised of media advertising, presented as part of sales and marketing expense; cooperative incentive promotions and coupon program expenses, which are accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising and incentive promotion costs incurred for the years ended December 31, 2008, 2007 and 2006 were $7,654,452, $7,290,065 and $7,703,426, respectively. Included in prepaid expenses and other current assets was $241,971 and $158,428 at December 31, 2008 and 2007 relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2008, 2007 and 2006 were $4,241,724, $6,482,485 and $3,787,498, respectively. Principally, research and development costs are related to Pharma's study activities and costs associated with COLD-EEZE®.

Income Taxes

The Company utilizes the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. (See Note 13, "Income Taxes" for further discussion.)

Effective January 1, 2007, the Company adopted Financial Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an effect on the consolidated financial statements.

As a result of the Company's continuing tax losses, the Company has recorded a full valuation allowance against a net deferred tax asset. Additionally, the Company has not recorded a liability for unrecognized tax benefits for December 31, 2008 and 2007.

The major jurisdiction for which the Company files income tax returns is the United States. The Internal Revenue Service has examined the Company's tax year ended September 30, 2005 and has made no changes to the filed tax returns. The tax years 2004 and forward remain open to examination by the various taxing authorities to which the Company is subject.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts receivable and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of past periods' long-term debt was approximately equivalent to its carrying value due to the fact that the interest rates then available to the Company for debt with similar terms were approximately equal to the interest rates for the Company's debt. Determination of the fair value of related party payables is not practicable due to their related party nature.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard has not had a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* including an amendment of FASB No. 115 ("FAS 159"). The Statement permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for the Company beginning January 1, 2008. The adoption of this standard has not had a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"* ("FAS 160"). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations,"* ("SFAS 141R") which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of this standard will not have any impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3 – DISCONTINUED OPERATIONS

On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc., whose major stockholder is Mr. Kevin P. Brogan, the then president of Darius. The Quigley Corporation formed Darius in 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius marketed health and wellness products through its wholly-owned subsidiary, Innerlight Inc. that constituted the Health and Wellness segment of the Company. The terms of the sale agreement include a cash purchase price of $1,000,000 by InnerLight Holdings, Inc. for the stock of Darius and its subsidiaries without guarantees, warranties or indemnifications.

Sales of Darius in 2008 until date of disposal on February 29, 2008 and for the twelve month periods ended December 31, 2007 and 2006 were, respectively, $2,188,815, $11,233,879 and $15,274,940. Net income (losses) for 2008 until date of disposal on February 29, 2008 and for the twelve month periods ended December 31, 2007 and 2006 were $139,264, ($602,065) and ($1,200,692), respectively. Results of Darius are presented as discontinued operations in the Consolidated Statements of Operations and Cash Flows and in the Consolidated Balance Sheets. The major classes of balance sheet items of discontinued operations at December 31, 2007 were cash, inventory, prepaid expenses and other current liabilities.

The Company recorded a gain on the disposal of Darius of $736,252, as a result of sales proceeds of $1,000,000 less residual investment of $5,000 and net assets of Darius of $258,748 on the date of sale.

NOTE 4 – VARIABLE INTEREST ENTITY

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities ("VIE")* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. Effective March 31, 2004, the Company adopted FIN 46R for VIE's formed prior to February 1, 2003. The Company had determined that Scandasystems, a related party, qualified as a variable interest entity and the Company consolidated Scandasystems beginning with the quarter ended March 31, 2004. Due to the fact that the Company had no long-term contractual commitments or guarantees, the maximum exposure to loss was insignificant.

The Company has determined that the conditions that applied in the past giving rise to the application of FIN 46R to the relationship between the Company and Scandasystems no longer apply. Therefore, effective with quarter ended March 31, 2008, Scandasystems balances were no longer consolidated with the Company's financial results and balances.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:

	DECEMBER 31, 2008	DECEMBER 31, 2007
Land	$ 538,791	$ 538,791
Buildings and improvements	2,691,610	2,688,158
Machinery and equipment	4,933,197	4,988,292
Computer software	134,007	113,013
Furniture and fixtures	238,788	235,544
	8,536,393	8,563,798
Less: Accumulated depreciation	4,869,645	4,226,258
Property, Plant and Equipment, net	$ 3,666,748	$ 4,337,540

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $743,670, $937,852 and $1,145,792, respectively. During the year ended December 31, 2008, the Company retired equipment with an original cost of approximately $127,169 and accumulated depreciation of approximately $100,283. In addition, an amount of $100,000 was recorded during the year ended December 31, 2008 representing impairment costs of fixed assets at the Elizabethtown, Pennsylvania, manufacturing facility.

NOTE 6 – PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which expired May 2007. However, the Company and the developer are in litigation (see Note 9) and as such no potential offset for these fees from such litigation has been recorded.

The expense for the respective periods relating to this agreement amounted to zero, $293,266 and $1,153,354, for the years ended December 31, 2008, 2007 and 2006, respectively. Amount accrued for this expense at December 31, 2008 and 2007 was $3,524,031, on both dates.

NOTE 7 – LONG-TERM DEBT

In connection with the Company's acquisition of certain assets of JoEl, Inc. in October 2004, the Company entered into a term loan in the amount of $3 million payable to PNC Bank, N.A. which was collateralized by mortgages on real property located in each of Lebanon and Elizabethtown, Pennsylvania. The Company could elect interest rate options at either the Prime Rate or LIBOR plus 200 basis points. The loan was payable in eighty-four equal monthly principal payments of $35,714 that commenced on November 1, 2004. In April 2005, the Company prepaid an amount of $1.0 million against the outstanding balance on the long-term loan. In April 2006, the Company prepaid the total outstanding balance of approximately $1.3 million.

NOTE 8 – OTHER CURRENT LIABILITIES

Included in other current liabilities are $215,350 and $1,240,767 related to accrued compensation at December 31, 2008 and 2007, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2008, 2007 and 2006, of $53,200, $68,436 and $60,735, respectively. The Company has approximate future obligations over the next five years as follows:

YEAR	RESEARCH AND DEVELOPMENT	PROPERTY AND OTHER LEASES	ADVERTISING	PRODUCT PURCHASES	TOTAL
2009	$ 442,000	$19,406	$1,920,173	$ 1,355,000	$3,736,579
2010	–	–	–	1,321,000	1,321,000
2011	–	–	–	671,000	671,000
2012	–	–	–	–	–
2013	–	–	–	–	–
Total	$ 442,000	$19,406	$1,920,173	$ 3,347,000	$5,728,579

Additional advertising and research and development costs are expected to be incurred during the remainder of 2009.

During July 2008, the Company entered into an agreement with a vendor to purchase a minimum order of product, with the amount of approximately $3,347,000 remaining, over a three year period in its capacity as an exclusive reseller, marketer and distributor of a cough and cold product incorporating a patented, proprietary delivery system.

On July 2, 2008, the Company entered into an agreement with Dr. Richard Rosenbloom, Executive Vice President and Chief Operating Officer of Pharma, whereby the Company agreed to compensate Dr. Rosenbloom for assigning, to the Company, the entire right, title and interest in and to Dr. Rosenbloom's concepts and/or inventions made prior to the date he became an employee of The Quigley Corporation. In consideration of, and as full compensation for, the covenants made in the agreement, the Company shall pay Dr. Rosenbloom compensation in the amount of five percent (5%) of net sales collected, less certain deductions, of royalty bearing products. This agreement has no current financial impact to the Company due to the absence of Pharma related sales.

The Company has had other contractual agreements. (See Note 6.)

TESAURO AND ELEY, ET AL. VS. THE QUIGLEY CORPORATION
(CCP of Phila., August Term 2000, No. 001011)

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), allegedly on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint further alleges that the plaintiffs purchased certain COLD-EEZE® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements, which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint, as pleaded originally, requested an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of implied warranty of merchantability and unjust enrichment, as well as a judicial determination that the action be maintained as a class action. In October, 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The court sustained certain objections, thereby narrowing plaintiffs' claims.

In May 2001, plaintiffs filed a motion to certify the putative class. The Company opposed the motion. In November, 2001, the court held a hearing on plaintiffs' motion for class certification. In January, 2002, the court denied in part and granted in part plaintiffs' motion. The court denied plaintiffs' motion to certify a class based on plaintiffs' claims under Pennsylvania's consumer protection law, under which plaintiffs sought treble damages, effectively dismissing this cause of action; however, the court certified a class based on plaintiffs' secondary breach of implied warranty and unjust enrichment claims. In August, 2002, the court issued an order adopting a form of Notice of Class Action to be published nationally. Significantly, the form of Notice approved by the court included a provision which limits the potential class members who may potentially recover damages in this action to those persons who present a proof of purchase of COLD-EEZE during the period August 1996 and November 1999.

Afterward, a series of pre-trial motions were filed raising issues concerning trial evidence and the court's jurisdiction over the subject matter of the action. In March, 2005, the court held oral argument on these motions.

Significantly, on November 8, 2006, the Court entered an Order dismissing the case in its entirety on the basis that the action was preempted by federal law. The plaintiffs appealed the Court's decision in December, 2006 to the Superior Court of the Commonwealth of Pennsylvania. On February 19, 2008, the Superior Court upheld defendant's appeal and remanded the case to the Philadelphia County Court of Common Pleas for trial.

The case commenced trial on February 2, 2009. On February 6, 2009, the jury returned a verdict in favor of the Company on all counts. Plaintiffs had to February 17, 2009, to file post-trial motions, the first step in the appeal process. No post-trial motions were filed by the plaintiffs. At this time the Company has no notice as to whether the plaintiffs will attempt to perfect an appeal.

THE QUIGLEY CORPORATION VS. JOHN C. GODFREY, ET AL.
(Bucks Co. CCP, No. 04-07776)

In this action, which was commenced in November 2004, the Company is seeking declaratory and injunctive relief against John C. Godfrey, Nancy Jane Godfrey, and Godfrey Science and Design, Inc. requesting injunctive relief regarding the COLD-EEZE® trade name and trademark; injunctive relief relating to the COLD-EEZE formulations and manufacturing methods; injunctive relief for breach of the duty of loyalty, and declaratory judgment pending the Company's payment of commissions to defendants. The Company's Complaint is based in part upon the Exclusive Representation and Distribution Agreement and the Consulting Agreement (together the "Agreements") entered into between the defendants and the Company. The Company terminated the Agreements for the defendants' alleged material breaches of the Agreements. Defendants have answered the complaint and asserted counterclaims against the Company seeking remedies relative to the Agreements. The Company believes that the defendants' counterclaims are without merit and is vigorously defending those counterclaims and is prosecuting its action on its complaint.

The discovery phase of pre-trial discovery is nearing completion. Defendants moved for partial summary judgment, and the Company filed a response and cross-motion for summary judgment. On August 21, 2008, the court denied both motions for summary judgment. The case has not been assigned to a trial calendar, although it is possible that the case will be listed for trial in 2009.

At this time no prediction as to the outcome of this action can be made.

NICODROPS, INC. VS. QUIGLEY MANUFACTURING, INC.

On January 30, 2006, Quigley Manufacturing, Inc., a wholly-owned subsidiary of The Quigley Corporation, was put on notice of a claim by Nicodrops, Inc. Nicodrops, Inc. has claimed that the packaging contained incorrect expiration dates and caused it to lose sales through two (2) retailers. The total alleged sales of Nicodrops was approximately $250,000 and Nicodrops is claiming unspecified damages exceeding $2,000,000.

No suit has been filed. The Company is investigating this claim. Based on its investigation to date, the Company believes the claim is without merit. However, at this time no prediction can be made as to the outcome of this case.

THE QUIGLEY CORPORATION VS. WACHOVIA INSURANCE SERVICES, INC.
AND FIRST UNION INSURANCE SERVICES AGENCY, INC.

The Quigley Corporation instituted a Writ of Summons against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. on December 8, 2005. The purpose of this suit was to maintain an action and toll the statute of limitation against The Quigley Corporation's insurance broker who failed to place excess limits coverage for the Company for the period from November 29, 2003 until April 6, 2004. As a result of the defendant's failure to place insurance and to notify the Company of its actions, certain pending actions covered by the Company's underlying insurance at the present time may result in certain cases presently being defended by insurance counsel and the underlying insurance carrier to cause an exhaustion of the underlying insurance for the policy periods ending November 29, 2004 and November 29, 2005. Any case in which an alleged action arose by the use of COLD-EEZE® Nasal Spray from November 29, 2003 to April 6, 2004 is not covered by excess insurance.

The Company's claim against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. is for negligence and for equitable insurance for these claims based on the Company's undertaking of certain attorneys' fees and costs of settlement for claims that should have been covered by underlying insurance placed by Wachovia Insurance Services, Inc.

At this time no prediction can be made as to the outcome of any action against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc.

TERMINATED LEGAL PROCEEDINGS

CAROLYN SUNDERMEIER VS. THE QUIGLEY CORPORATION
(Pa. C.C.P., Bucks County, Docket No.: 07-01324-26-2)

On February 16, 2007, plaintiff filed an action in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company on February 20, 2007. The action alleges the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Plaintiff's complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

This action was recently settled at the direction of the insurance carrier out of insurance proceeds.

MONIQUE FONTENOT DOYLE VS. THE QUIGLEY CORPORATION
(U.S.D.C., W.D. La. Docket No.: 6:06CV1497)

On August 31, 2006, the plaintiff filed an action against the Company in the United States District Court for the Western District of Louisiana (Lafayette-Opelousas Division). The action alleges that the plaintiff suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiff are breach of express warranties and damages pursuant to the Louisiana Products Liability Act.

This case was turned over to The Quigley Corporation for defense and settlement and it was settled for less than the cost of defense after discovery was partially completed. The cost of defense and the settlement remain claims against Wachovia Insurance Services, Inc. and First Union Insurance Services Agency, Inc. The Company's claim against Wachovia Insurance Services, Inc. and First Union Services Agency, Inc. is for negligence and for equitable insurance.

HOWARD POLSKI AND SHERYL POLSKI VS. THE QUIGLEY CORPORATION, ET AL.
(U.S.D.C., D. Minn. Docket No.: 04-4199 PJS/JJG)

On August 12, 2004, plaintiffs filed an action against the Company in the District Court for Hennepin County, Minnesota, which was not served until September 2, 2004. On September 17, 2004, the Company removed the case to the United States District Court for the District of Minnesota. The action alleges that plaintiffs suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiffs are negligence, products liability, breach of express and implied warranties, and breach of the Minnesota Consumer Fraud Statute.

On September 5, 2007, the Company obtained a judgment in its favor, as a matter of law, and that decision was appealed to the Eighth Circuit Court of Appeals. On August 13, 2008, the Eighth Circuit Court of Appeals upheld the judgment in favor of the Company. The plaintiffs had until December 3, 2008 to file a Petition for Allocatur to the Supreme Court of the United States. No Petition for Allocatur was filed in this case and the Company has a final judgment in its favor.

NOTE 10 – TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (individually, a "Right" and collectively, the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of common shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention by a similarly constituted party to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The final expiration date of the Plan was September 25, 2008, prior to the amendment.

On May 23, 2008, the Company entered into an amendment ("Amendment No. 1") to the Rights Agreement, dated as of September 15, 1998, between the Company and American Stock Transfer & Trust Company (the "Rights Agreement") dated as of May 20, 2008, pursuant to which the term of the Rights Agreement was extended until September 25, 2018. In addition, Amendment No. 1 added a provision pursuant to which the Company's board of directors may exempt from the provisions of the Rights Agreement an offer for all outstanding shares of the Company's common stock that the directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan until December 31, 2008, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during 2008 or 2007.

During the year ended December 31, 2008, a total of 55,250 options were exercised.

In July 2004, the Company announced that its Board of Directors had approved a distribution-in-kind to its stockholders of approximately 500,000 shares of common stock of Suncoast Naturals, Inc., now called Patient Portal Technologies, Inc. (OTCBB: PPRG), which it acquired through a sale of the Company's 60% equity interest in Caribbean Pacific Natural Products, Inc. These shares were distributed on the basis of approximately .0434 shares of Suncoast common stock for each share of the Company's common stock owned of record on September 1, 2004, with fractional shares paid in cash. As a result of the Company's dividend-in-kind to stockholders and the issuance of 499,282 shares of common stock of Suncoast in September 2004, representing approximately two-thirds of its common stock ownership, the remaining 25,072 shares (250,718 reverse split 1 for 10 in September 2006) and subsequent shares acquired through a conversion of Suncoast's Preferred stock owned by the Company and now totaling 875,072 shares, owned by the Company which are valued at $26,455 and such amount is included in Other Assets in the Consolidated Balance Sheet at December 31, 2008.

NOTE 11 – STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2005 and provides for the granting of up to four million five hundred thousand shares of which 1,753,750 remain available for grant at December 31, 2008. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. No options were granted under this Plan during the years ended December 31, 2008, 2007 and 2006, respectively.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2008, 2007 and 2006 and changes during the years then ended is presented below:

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2008:						
Options/warrants outstanding at beginning of period	1,967	$7.25	515	$9.42	2,482	$7.70
Additions/deductions:						
Granted	–	–	–	–	–	–
Exercised	55	1.16	–	–	55	1.16
Cancelled	159	9.15	–	–	159	9.15
Options/warrants outstanding at end of period	1,753	$7.27	515	$9.42	2,268	$7.76
Options/warrants exercisable at end of period	1,753	$7.27	515	$9.42	2,268	$7.76
Weighted average fair value of grants for the year	–	–	–	–	–	–
Price range of options/warrants:						
Exercised	$0.81 - $ 1.26		–		$0.81 - $ 1.26	
Outstanding	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2007:						
Options/warrants outstanding at beginning of period	3,072	$7.71	525	$9.42	3,597	$7.96
Additions/deductions:						
Granted	–	–	–	–	–	–
Exercised	169	1.03	–	–	169	1.03
Cancelled	936	9.87	10	9.68	946	9.87
Options/warrants outstanding at end of period	1,967	$7.25	515	$9.42	2,482	$7.70
Options/warrants exercisable at end of period	1,967	$7.25	515	$9.42	2,482	$7.70
Weighted average fair value of grants for the year	–	–	–	–	–	–
Price range of options/warrants:						
Exercised	$0.81 - $ 1.26		–		$0.81 - $ 1.26	
Outstanding	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Year Ended December 31, 2006:						
Options/warrants outstanding at beginning of period	4,099	$6.28	525	$9.42	4,624	$6.64
Additions/deductions:						
Granted	–	–	–	–	–	–
Exercised	1,012	1.94	–	–	1,012	1.94
Cancelled	15	7.24	–	–	15	7.24
Options/warrants outstanding at end of period	3,072	$7.71	525	$9.42	3,597	$7.96
Options/warrants exercisable at end of period	3,072	$7.71	525	$9.42	3,597	$7.96
Weighted average fair value of grants for the year	–	–	–	–	–	–
Price range of options/warrants:						
Exercised	$1.75 - $ 9.50		–		$1.75 - $ 9.50	
Outstanding	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2008:

	EMPLOYEES			NON-EMPLOYEES		
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$0.81 - $ 5.49	903,750	2.1	$ 3.90	75,000	2.6	$ 3.23
$8.11 - $13.80	1,099,500	6.0	$10.65	190,000	6.2	$11.09
	2,003,250			265,000		

Options outstanding as of December 31, 2008 expire from April 6, 2009 through December 11, 2015, depending upon the date of grant.

The total intrinsic value of options exercised during the year ended December 31, 2008 was $207,154. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2008 was approximately $932,184.

NOTE 12 – DEFINED CONTRIBUTION PLANS

During 1999, the Company implemented a 401(k) defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions and compensation. The Company's contribution to the plan in 2008, 2007 and 2006 was approximately $405,000, $456,000 and $449,000, respectively. The plan was amended in October 2004 to accommodate the participation of employees of QMI.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006
Current:			
Federal	$ –	$ –	$ 45,270
State	–	–	43,329
	$ –	$ –	$ 88,599
Deferred:			
Federal	$ (2,459,264)	$ (111,384)	$ (1,426,015)
State	(905,606)	(50,926)	106,354
	$ (3,364,870)	$ (162,310)	$ (1,319,661)
Income taxes from Continuing Operations before Valuation Allowance	(3,364,870)	(162,310)	(1,231,062)
Change in Valuation Allowance	3,364,870	162,310	1,319,661
Income taxes from Continuing Operations	–	–	88,599
Income taxes from Discontinued Operations before Valuation Allowance	1,227,674	89,468	94,012
Change in Valuation Allowance from Discontinued Operations	(1,227,674)	(89,468)	(94,012)
Total	$ –	$ –	$ 88,599

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006
Statutory rate – Federal	$ (2,179,333)	$ (761,890)	$ (359,299)
State taxes net of federal benefit	(597,700)	(33,611)	(98,792)
Permanent differences and other	(587,837)	633,192	(772,970)
Income tax from Continuing Operations before Valuation Allowance	(3,364,870)	(162,310)	(1,231,061)
Change in Valuation Allowance	3,364,870	162,310	1,319,661
Income taxes from Continuing Operations	–	–	88,599
Income taxes from Discontinued Operations before Valuation Allowance	1,227,674	89,468	94,012
Change in Valuation Allowance	(1,227,674)	(89,468)	(94,012)
Income taxes from Discontinued Operations	–	–	–
Total	$ –	$ –	$ 88,599

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006
Net operating loss carry-forward	$ 9,007,912	$ 5,731,224	$ 6,314,828
Consulting – royalty costs	1,430,524	1,739,375	1,457,076
Bad debt expense	55,476	109,532	107,498
Other	438,336	1,144,687	618,943
Valuation allowance	(10,932,248)	(8,724,818)	(8,498,345)
Total	$ –	$ –	$ –

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. In addition, certain tax benefits for option and warrant exercises totaling $6,805,323 are deferred and will be credited to additional-paid-in-capital when the NOL's attributable to these exercises are utilized. As a result, these NOL's will not be available to offset income tax expense. The net operating loss carry-forwards that currently approximate $21.8 million for federal purposes will be expiring through 2028. Additionally, there are net operating loss carry-forwards of $20.9 million for state purposes that will be expiring through 2028. Until sufficient taxable income to offset the temporary timing differences attributable to operations, the tax deductions attributable to option, warrant and stock activities and alternative minimum tax credits of $110,270 are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 14 – EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	YEAR ENDED DECEMBER 31, 2008			YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006		
	LOSS	SHARES	EPS	LOSS	SHARES	EPS	LOSS	SHARES	EPS
Basic EPS	$ (5.5)	12.9	$ (0.43)	$ (2.5)	12.7	$ (0.19)	$ (1.7)	12.3	$ (0.14)
Dilutives:									
Options and Warrants	–	–		–	–		–	–	
Diluted EPS	$ (5.5)	12.9	$ (0.43)	$ (2.5)	12.7	$ (0.19)	$ (1.7)	12.3	$ (0.14)

Options and warrants outstanding at December 31, 2008, 2007 and 2006 were 2,268,250, 2,482,000 and 3,597,000 respectively. No options and warrants were included in the 2008, 2007 and 2006 computations of diluted earnings because the effect would be anti-dilutive due to losses in the respective years.

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company may continue the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to zero, $45,750 and $145,500 have been paid to a related entity during 2008, 2007 and 2006, respectively to assist with the regulatory aspects of obtaining such licenses.

NOTE 16 – SEGMENT INFORMATION

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Corporate & Other.

The Company's operations are divided into three reportable segments as follows: The Quigley Corporation (Cold Remedy), whose main product is COLD-EEZE®, a proprietary zinc gluconate glycine lozenge for the common cold; QMI (Contract Manufacturing), which is the production facility for the COLD-EEZE brand lozenge product and also performs contract manufacturing services for third party customers together with third party sales of its own products; and Pharma (Ethical Pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products. As discussed in Note 3, "Discontinued Operations," the Company disposed of its Health and Wellness segment on February 29, 2008.

Financial information relating to 2008, 2007 and 2006 continuing operations by business segment follows:

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008	COLD REMEDY	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues					
Customers–domestic	$18,185,510	$ 2,321,102	$ –	$ –	$20,506,612
Inter-segment	$ –	$ 4,381,085	$ –	$(4,381,085)	$ –
Segment operating profit (loss)	$ (689,829)	$(1,293,592)	$(4,873,169)	$ 126,726	$ (6,729,864)
Depreciation	$ 318,163	$ 425,507	$ –	$ –	$ 743,670
Capital expenditures	$ 62,682	$ 137,082	$ –	$ –	$ 199,764
Total assets	$26,459,739	$ 4,847,049	$ –	$(6,938,157)	$24,368,631

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007	COLD REMEDY	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues					
Customers – domestic	$ 25,730,016	$ 2,511,486	$ –	$ –	$28,241,502
Inter-segment	$ –	$ 6,660,694	$ –	$ (6,660,694)	$ –
Segment operating profit (loss)	$ 4,801,260	$ (279,816)	$(7,001,752)	$ (67,648)	$ (2,547,956)
Depreciation	$ 414,469	$ 523,383	$ –	$ –	$ 937,852
Capital expenditures	$ 187,137	$ 334,150	$ –	$ –	$ 521,287
Total assets	$ 32,838,899	$ 6,106,567	$ –	$ (5,443,545)	$33,501,921

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006	COLD REMEDY	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues					
Customers – domestic	$ 24,815,851	$ 2,034,179	$ –	$ –	$26,850,030
Inter-segment	$ –	$ 6,596,371	$ –	$ (6,596,371)	$ –
Segment operating profit (loss)	$ 3,588,285	$ (432,911)	$(4,309,183)	$ (10,228)	$(1,164,037)
Depreciation	$ 449,580	$ 696,212	$ –	$ –	$ 1,145,792
Capital expenditures	$ 562,144	$ 25,498	$ –	$ –	$ 587,642
Total assets	$ 38,125,367	$ 6,065,104	$ –	$ (9,345,437)	$34,845,034

NOTE 17 – QUARTERLY INFORMATION (UNAUDITED)

	QUARTER ENDED			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2008				
Net Sales	$ 5,305,034	$ 2,068,285	$ 6,354,451	$ 6,778,842
Gross Profit	$ 3,569,518	$ 897,906	$ 4,082,239	$ 2,863,356
Administration	$ 2,508,206	$ 2,029,885	$ 1,661,555	$ 1,743,482
Operating expenses	$ 6,150,749	$ 3,860,982	$ 3,268,197	$ 4,862,955
(Loss) Income from operations	$ (2,581,231)	$ (2,963,076)	$ 814,042	$ (1,999,599)
(Loss) Income from continuing operations	$ (2,444,966)	$ (2,878,696)	$ 879,102	$ (1,965,242)
Net (Loss) Income	$ (1,569,450)	$ (2,878,696)	$ 879,102	$ (1,965,242)
Basic EPS				
(Loss) Income from continuing operations	$ (0.19)	$ (0.22)	$ 0.07	$ (0.15)
Net (Loss) Income	$ (0.12)	$ (0.22)	$ 0.07	$ (0.15)
Diluted EPS				
(Loss) Income from continuing operations	$ (0.19)	$ (0.22)	$ 0.07	$ (0.15)
Net (Loss) Income	$ (0.12)	$ (0.22)	$ 0.07	$ (0.15)

	QUARTER ENDED			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2007				
Net Sales	$ 6,149,951	$ 2,217,146	$ 9,131,610	$10,742,795
Gross Profit	$ 3,938,161	$ 995,331	$ 5,979,746	$ 7,642,903
Administration	$ 2,145,183	$ 2,436,408	$ 1,867,671	$ 3,177,403
Operating expenses	$ 5,787,398	$ 4,614,382	$ 4,750,979	$ 5,951,338
(Loss) Income from operations	$ (1,849,237)	$ (3,619,051)	$ 1,228,767	$ 1,691,565
(Loss) Income from continuing operations	$ (1,640,785)	$ (3,417,172)	$ 1,384,089	$ 1,817,596
Net (Loss) Income	$ (1,928,206)	$ (3,519,692)	$ 1,328,823	$ 1,660,738
Basic EPS				
(Loss) Income from continuing operations	$ (0.13)	$ (0.27)	$ 0.11	$ 0.13
Net (Loss) Income	$ (0.15)	$ (0.28)	$ 0.10	$ 0.12
Diluted EPS				
(Loss) Income from continuing operations	$ (0.13)	$ (0.27)	$ 0.11	$ 0.13
Net (Loss) Income	$ (0.15)	$ (0.28)	$ 0.10	$ 0.12

FOURTH QUARTER SEGMENT DATA (UNAUDITED)

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2008	COLD REMEDY	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues					
Customers – domestic	$ 6,272,586	$ 506,256	$ –	$ –	$ 6,778,842
Inter-segment	$ –	$ 962,473	$ –	$ (962,473)	$ –
Segment operating profit (loss)	$ (760,315)	$ (637,937)	$ (787,130)	$ 185,783	$ (1,999,599)
Depreciation	$ 76,485	$ 111,020	$ –	$ –	$ 187,505
Capital expenditures	$ 12,096	$ 38,356	$ –	$ –	$ 50,452

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2007	COLD REMEDY	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues					
Customers – domestic	$ 10,072,442	$ 670,353	$ –	$ –	$ 10,742,795
Inter-segment	$ –	$ 1,880,647	$ –	$ (1,880,647)	$ –
Segment operating profit (loss)	$ 3,275,343	$ (68,027)	$ (1,839,786)	$ 324,035	$ 1,691,565
Depreciation	$ 104,775	$ 135,093	$ –	$ –	$ 239,868
Capital expenditures	$ 18,833	$ 61,215	$ –	$ –	$ 80,048

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2006	COLD REMEDY	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues					
Customers – domestic	$ 10,697,062	$ 527,072	$ –	$ –	$ 11,224,134
Inter-segment	$ –	$ 1,798,932	$ –	$ (1,798,932)	$ –
Segment operating profit (loss)	$ 2,645,269	$ (11,639)	$ (1,420,522)	$ 326,644	$ 1,539,752
Depreciation	$ 97,637	$ 180,249	$ –	$ –	$ 277,886
Capital expenditures	$ 220,632	$ 7,604	$ –	$ –	$ 228,236

NOTE 18 – SUBSEQUENT EVENTS

On February 2, 2009, the Company announced its intention to close the Elizabethtown, Pennsylvania location of QMI and discontinue the hard candy business resulting in the consolidation of manufacturing operations at the Lebanon, Pennsylvania location. This consolidation will have no impact on the production or distribution of the COLD-EEZE® brand of cold remedy products.

Market for Registrant's Common Equity,

RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Performance Chart

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE QUIGLEY CORPORATION, NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX



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DOLLARS
2003
2004
2005
2006
2007
2008
THE QUIGLEY CORPORATION
HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX

This graph reflects a five-year comparison, calculated on a dividend reinvested basis, of the cumulative total stockholder return on the Common Stock of the Company, a "peer group" index classified as drug related products by Hemscott Group Ltd., ("Hemscott Group Index") and the NASDAQ Market Index. The comparisons utilize an investment of $100 on December 31, 2003 for the Company and the comparative indices, which then measure the values for each group at December 31 of each year presented. There can be no assurance that the Company's stock performance will continue with the same or similar trends depicted in this performance graph.

Market Information

The Company's Common Stock, $.0005 par value, is currently traded on The NASDAQ Global Market under the trading symbol "QGLY." The price set forth in the following table represents the high and low bid prices for the Company's Common Stock.

	COMMON STOCK			
	2008		2007	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 5.74	$ 4.17	$ 7.99	$ 5.09
June 30	$ 5.85	$ 4.54	$ 7.49	$ 4.55
September 30	$ 5.65	$ 4.58	$ 5.24	$ 2.92
December 31	$ 5.39	$ 2.85	$ 6.13	$ 3.75

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on The NASDAQ Global Market and consequently stock prices are available daily as generated by The NASDAQ Global Market established quotation system.

Holders

As of December 31, 2008, there were approximately 300 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

Dividends

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

SECURITIES

AUTHORIZED UNDER EQUITY COMPENSATION

The following table sets forth certain information regarding stock option and warrant grants made to employees, directors and consultants:

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS (A)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS AND WARRANTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity Plans Approved by Security Holders*	2,268,250	$7.76	1,753,750

** An incentive stock option plan was instituted in 1997, (the "1997 Stock Option Plan") and approved by the stockholders in 1998. Options pursuant to the 1997 Stock Option Plan have been granted to directors, executive officers, and employees.*

The following table sets forth the selected financial data of the Company for and at the end of the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Company's financial statements and notes thereto appearing elsewhere herein.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Statement of Income Data:					
Net sales	$ 20,507	$ 28,242	$ 26,850	$ 33,185	$ 23,587
Gross profit	$ 11,413	$ 18,556	$ 17,545	$ 21,301	$ 13,546
(Loss) income – continuing operations	$ (6,410)	$ (1,856)	$ (547)	$ 2,339	$ (1,060)
Income (loss) – discontinued operations*	$ 876	$ (602)	$ (1,201)	$ 878	$ 1,513
Net (loss) income	$ (5,534)	$ (2,458)	$ (1,748)	$ 3,217	$ 453
Basic (loss) earnings per share:					
Continuing operations	$ (0.50)	$ (0.14)	$ (0.04)	$ 0.20	$ (0.09)
Discontinued operations	$ 0.07	$ (0.05)	$ (0.10)	$ 0.08	$ 0.13
Net (loss) income	$ (0.43)	$ (0.19)	$ (0.14)	$ 0.28	$ 0.04
Diluted (loss) earnings per share:					
Continuing operations	$ (0.50)	$ (0.14)	$ (0.04)	$ 0.17	$ (0.07)
Discontinued operations	$ 0.07	$ (0.05)	$ (0.10)	$ 0.07	$ 0.10
Net (loss) income	$ (0.43)	$ (0.19)	$ (0.14)	$ 0.24	$ 0.03
Weighted average shares outstanding:					
Basic	12,878	12,729	12,245	11,661	11,541
Diluted	12,878	12,729	12,245	13,299	14,449

	AS OF DECEMBER 31, 2008	AS OF DECEMBER 31, 2007	AS OF DECEMBER 31, 2006	AS OF DECEMBER 31, 2005	AS OF DECEMBER 31, 2004
Balance Sheet Data:					
Working capital	$ 14,072	$ 18,578	$ 20,541	$ 20,682	$ 17,853
Total assets	$ 24,369	$ 33,502	$ 34,845	$ 35,976	$ 31,530
Debt	$ –	$ –	$ –	$ 1,464	$ 2,893
Stockholders' equity	$ 17,774	$ 23,244	$ 25,529	$ 25,320	$ 21,902

* *On February 29, 2008, the Company sold Darius to InnerLight Holdings, Inc. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3, "Discontinued Operations" for additional information.) The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.*

CORPORATE OFFICERS AND DIRECTORS

Guy J. Quigley
President, Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

Gerard M. Gleeson
Vice President, Chief Financial Officer & Director

Jacqueline F. Lewis
Director

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director,
President, The Tormey Consulting Group

SUBSIDIARIES OF THE QUIGLEY CORPORATION

SUBSIDIARIES	STATE OR OTHER JURISDICTION OF INCORPORATION
Quigley Pharma Inc.	Delaware
Quigley Manufacturing Inc.	Delaware

The above subsidiaries are included in the consolidated financial statements for the year ended December 31, 2008.

CORPORATE INFORMATION

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1100

Investors seeking additional information about the Company may call or write to:

G.S. Schwartz & Co. Inc.
470 Park Avenue South
10th Floor
New York, NY 10016
Telephone: 212-725-4500

Stock Exchange Listing
NASDAQ Global Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm
Amper, Politziner & Mattia LLP
Edison, NJ 08818

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, NY 10022

DESIGN: MEASE COMMUNICATIONS

The Quigley Corporation

Kells Building • 621 Shady Retreat Road • PO Box 1349 • Doylestown, PA 18901

Phone 215.345.0919 • www.quigleyco.com